This initiative was launched in 2007 with a focus of increasing the availability of affordable housing in this high-cost state. After its launch in 2007, the HIT met its initial three-year investment goal of $75 million by early 2010 and has continued to invest in affordable housing projects in the Commonwealth.

MASSACHUSETTS ECONOMIC IMPACT OF INVESTMENT
(2007-present)

35	$654.9M	$44.6M	$1.6B	4,214

Number of Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved

3,937(93%)	14,590	12.6M	$330.1M	$2.8B

Low-and Moderate- Income Housing Units	Total Jobs Created	Hours of Construction Work Generated	State, Local and Federal Tax Revenue Generated	Total Economic Impact

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2020. Economic impact data is in 2019 dollars and all other figures are nominal.